Exhibit 5.3

October 26, 2021

Re:	Algonquin Power & Utilities Corp. ("AQN" or the "Corporation")

We refer to the preliminary short form prospectus of AQN (the "Prospectus") relating to the offering by AQN of common shares of the Corporation, forming part of the Registration Statement on Form F-10 of AQN dated October 26, 2021.

We hereby consent to the use of our firm name on the cover page of the Prospectus and to the reference to our firm name under the headings "Certain Canadian Federal Income Tax Considerations", "Eligibility for Investment" and "Interest of Experts" in the Prospectus.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

BENNETT JONES LLP

"Bennett Jones LLP"